(Translation)

June 24, 2016

TOYOTA MOTOR CORPORATION

Akio Toyoda

Telephone Number: 0565-28-2121

Code Number: 7203

http://www.toyota.co.jp

Corporate governance at Toyota Motor Corporation (“TMC”) is as follows:

I.       TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information

1.	Basic Policy

TMC has positioned the sustainable growth and the stable long-term growth of corporate value as priority management issues. It believes that in carrying this out, it is essential that it both builds positive relationships with all stakeholders, including shareholders and customers as well as business partners, local communities and employees, as well as continues to supply products that will satisfy its customers. This position is reflected in the “Guiding Principles at Toyota,” which is a statement of TMC’s fundamental business policies. Also, TMC adopted and presented the CSR Policy “Contribution towards Sustainable Development,” an interpretation of the “Guiding Principles at Toyota” that organizes the relationships with its stakeholders. TMC will work to enhance corporate governance through a variety of measures.

[Reason not to implement each principle of Corporate Governance Code]

TMC implements each principle of Corporate Governance Code.

[Disclosure based on each principle of Corporate Governance Code]

1.	Business principles [Principle 3.1]

(1)	Corporate philosophy

The “Five Main Principles of Toyoda” is a collection of insights from Sakichi Toyoda, the founder of the Toyota Group, and that has served as the foundation for Toyota’s management since the very beginning. In 1992, given changes in social circumstances and the business structure, TMC reorganized its corporate philosophies into the “Guiding Principles at Toyota,” which defines the kind of company that TMC seeks to be (revised in 1997).

Guiding Principles at Toyota

(http://www.toyota-global.com/company/vision_philosophy/guiding_principles.html)

“Guiding Principles at Toyota”

1.	Honor the language and spirit of the law of every nation and undertake open and fair business activities to be a good corporate citizen of the world.

2.	Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in their respective communities.

3.	Dedicate our business to providing clean and safe products and to enhancing the quality of life everywhere through all of our activities.

4.	Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.

5.	Foster a corporate culture that enhances both individual creativity and the value of teamwork, while honoring mutual trust and respect between labor and management.

6.	Pursue growth through harmony with the global community via innovative management.

7.	Work with business partners in research and manufacture to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.

(2)	Vision

Based on such corporate philosophies, the “Toyota Global Vision” was published in March 2011, which articulates the kind of company that Toyota aspires to be, the values that it considers important, its views on the nature and functions of companies, and the course that it charts for the future. This document states TMC’s goal: “Toyota aspires to be a company that is chosen by its customers. Toyota wants to be a company that brings smiles to the faces of customers who have chosen us.”

“Toyota Global Vision”

(http://www.toyota-global.com/company/vision_philosophy/toyota_global_vision_2020.html)

2.	Business strategies and business plans [Principle 3.1]

TMC moves forward boldly and steadily towards the achievement of its “Toyota Global Vision,” laying out mainly two directions.

The first is a “challenge toward the future” as TMC creates new values and products that will meet and exceed the expectations of its customers. TMC will contribute to the development of a future mobility society through its initiatives to achieve a hydrogen-based society with the “MIRAI” fuel-cell vehicle that was launched in 2014 and other products, as well as through AI (artificial intelligence), robotics and next-generation transport systems. Furthermore, TMC is aiming to realize the “Toyota Environmental Challenge 2050,” and thereby tackling both manufacturing of the future as well as creation of the environment of the future. Through sponsorship of the Olympic and Paralympic Games as well as support for reconstruction of the earthquake disaster areas, TMC is contributing to the creation of a peaceful and affluent future.

The second is to strengthen true competitiveness to lay the foundation for steady growth. TMC is further improving the level of the innovative approach to manufacturing technology and methods found in the “TNGA” (Toyota New Global Architecture), ensuring again the importance of safety and quality and strengthening solidarity as a team, which will soundly result in “ever-better cars.” TMC is strengthening its true competitiveness so that it can continue to grow through successful competition on a global basis without being entrenched by traditional mindset.

TMC’s business plan based on these ideas is published on the official corporate site.

“Investors / Presentation”

(http://www.toyota-global.com/investors/presentation/)

3.	Basic views and guidelines on corporate governance [Principle 3.1]

Please see “Basic Policy” of this report under the section entitled “TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information.”

4.	Roles and duties of the Board of Directors and senior management

The scope of delegation to the management [Supplementary Principle 4.1.1]

TMC specifies matters to be resolved at its Board of Directors and matters to be reported to its Board of Directors according to their importance from the management perspective. By clearly specifying the scope of delegation to its management, TMC carries out speedy execution of its operations and appropriate supervision.

In April 2011, as a management structure towards “fulfillment of the Toyota Global Vision,” Toyota has reduced the Board of Directors and decision-making layers, and has endeavored to swiftly communicate the views of customers and information from operations on-ground to management and facilitate rapid management decision-making.

In April 2013, TMC made organizational changes with the aim of further increasing the speed of decision-making so that each of the four units(*1) is responsible for its own operations and earnings. In April 2015, with the aim of enhancing operational oversight and further increasing the speed of decision-making and execution of operations, the responsibility for executive vice presidents was changed to making decisions regarding management from a medium to long-term perspective and supervising execution of operations, with executives at senior managing officer level and below now responsible for execution of operations, such as business units, regional operations and key functions.

Moreover, in April 2016, TMC made organizational changes with the aim of further promoting its overarching goal of manufacturing ever-better cars and the continued development of a talented workforce to serve such goal, and delegated substantial power to the new nine business units(*2), including the seven product-based in-house companies that will be responsible for short- to mid-term product strategy and development. By implementing a streamlined operation from planning through manufacturing, TMC intends to promote quicker decision-making.

(*1) Lexus International, Toyota No. 1, Toyota No. 2 and Unit Center

(*2) Advanced R&D and Engineering Company, Toyota Compact Car Company, Mid-size Vehicle Company, CV Company,

Lexus International Co., Power Train Company, Connected Company, Toyota No. 1 and Toyota No. 2

Views on the balance, diversity and size of the Board of Directors [Supplementary Principle 4.11.1]

With respect to the system regarding members of the Board of Directors, TMC has comprehensively considered and appointed the right person for the right position to make appropriate and prompt decision-making. TMC believes that it is important to elect individuals that comprehend and engage in the manufacturing of ever-better cars and problem solving based on the actual situation on-site (Genchi Genbutsu) that TMC emphasizes, and contribute to decision-making aimed at sustainable growth into the future. TMC has ensured the balance and diversity of the Board of Directors as a whole, as well as its appropriate size.

5.	System to appropriately perform roles and duties of the Board of Directors and senior management

Policy and procedures for determining remuneration for top-level executives and Members of the Board of Directors [Principle 3.1]

Remuneration for Members of the Board of Directors consists of fixed basic payment and variable bonus. TMC’s remuneration structure ensures a link with company performance, reflecting job responsibilities and performance of individuals. Level of remuneration is also considered based on the remuneration level in countries of origin. Bonus is determined based on consolidated operating income of each year, comprehensively taking into account dividends, level of bonus for employees, trends of other companies, mid- to long-term business performance and amounts paid in the past. With respect to remuneration for Outside Members of the Board of Directors, bonus will not be paid in light of their role of monitoring and supervising management from an independent position. Members of TMC’s “Executive Remuneration Meeting,” which is comprised of the Chairman, President, Executive Vice President in charge of Human Resources and an Outside Director, discuss recommendations to the Board of Directors concerning remuneration for Members of the Board of Directors.

Remuneration for Audit & Supervisory Board Members consists only of fixed basic payment and bonus is not paid. By making the compensation structure less susceptible to business performance, independence from management is ensured. Remuneration for Audit & Supervisory Board Members is determined upon consultation among Audit & Supervisory Board Members within the scope of remuneration determined by the resolution at the Ordinary General Shareholders’ Meeting.

Policy and procedures for appointing top-level executives and nominating candidates for Members of the Board of Directors and Audit & Supervisory Board Members [Principle 3.1]

With respect to the system regarding members of the Board of Directors, TMC has comprehensively considered and appointed the right person for the right position to make appropriate and prompt decision-making. TMC believes that it is important to elect individuals that comprehend and engage in the manufacturing of ever-better cars and problem solving based on the actual situation on-site (Genchi Genbutsu) that TMC emphasizes, and contribute to decision-making aimed at sustainable growth into the future.

Members of TMC’s “Executive Appointment Meeting,” which is comprised of the Chairman, President, Executive Vice President in charge of Human Resources and an Outside Director, discuss recommendations to the Board of Directors concerning appointment of Members of the Board of Directors.

In appointing Audit & Supervisory Board Members, TMC has appointed individuals who have broad experiences and insight in their respective fields of expertise and can advise management from a fair and neutral perspective, as well as audit the execution of business. Members of TMC’s “Executive Appointment Meeting,” which is comprised of the Chairman, President, Executive Vice President in charge of Human Resources and an Outside Director, discuss recommendations concerning appointment of Audit & Supervisory Board Members to the Audit & Supervisory Board.

Explanations with respect to individual appointments and nominations [Principle 3.1]

The Notice of Convocation of General Shareholders’ Meeting contains the individual profiles and professional histories of candidates nominated or elected for Member of the Board of Directors or Audit & Supervisory Board Member positions.

The reasons for the elections of individual Outside Members of the Board of Directors and Audit & Supervisory Board members are described in the Notice of Convocation of General Shareholders’ Meeting.

Effective use of Independent Outside Members of the Board of Directors [Principle 4.8], Criteria for assessing the independence of Independent Outside Members of the Board of Directors and their quality [Principle 4.9]

Independent Outside Members of the Board of Directors are elected in accordance with the requirements for outside directors set forth in the Companies Act and the independence standards set forth by financial instruments exchanges.

Concurrent positions of Members of the Board of Directors and Audit & Supervisory Board Members [Supplementary Principle 4.11.2]

Concurrent service as officers of listed companies is noted each year in the Notice of Convocation of General Shareholders’ Meeting.

Policy on training for Members of the Board of Directors and Audit & Supervisory Board Members [Supplementary Principle 4.14.2]

TMC provides Members of the Board of Directors and Audit & Supervisory Board Members with opportunities to participate in training sessions for officers or factory inspections based on the actual situation on-site (Genchi Genbutsu) in order to improve their understanding and practice of the core ideals of “manufacturing even better cars” and problem solving based on the actual situation on-site (Genchi Genbutsu), and from the perspective of necessity for developing human resources to contribute to decision-making aimed at sustainable growth into the future.

Analysis and evaluation of the effectiveness of the Board of Directors [Supplementary Principle 4.11.3]

The Secretariat of the Board of Directors’ Meeting conducts regular interviews with Members of the Board of Directors and Audit & Supervisory Board Members on the effectiveness of the Board of Directors, reports the findings to the Chairman of the Board of Directors after confirming with related internal or outside officers, and makes improvements where necessary. For 2015, it was confirmed that the effectiveness was secured adequately.

6	Dialogue with shareholders [Principle 5.1]

(1)	Basic concepts

TMC understands the crucial importance of shareholder and investor understanding and support in the achievement of sustainable growth and improvement of medium and long-term corporate value. It engages in constructive dialogue to furnish shareholders and investors with accurate information on a fair basis in order to build long-term relationships of trust.

(2)	IR organization

Dialogues with shareholders and investors are overseen by the accounting officer, and are conducted by the accounting officer and IR staff in Accounting Division and Public Affairs Division, as well as IR staff stationed full-time in New York and London. To enhance dialogues, IR staff seeks information and cooperation on specific topics from relevant divisions. When necessary, such divisions also conduct briefings.

(3)	Method of dialogue

TMC holds quarterly results briefings for the press, analysts and institutional investors. It also holds briefings on management strategy, business and products as appropriate. In addition, it holds briefings from time to time for individual investors, and also has a dedicated page for individual investors on its website that contains easy-to-understand information about results, business and management policy.

(4)	Feedback to the organization

Feedback regarding the content of dialogues with shareholders and investors is provided as necessary through the accounting officer to the Board of Directors and executives’ meetings.

(5)	Insider information and quiet periods

No insider information (material nonpublic information) is communicated to shareholders or investors in dialogues. TMC also has a “quiet period” from the day after the close of the quarter until the day on which results are announced during which it refrains from dialogues regarding results.

7	Securing of shareholders’ rights and equality

Strategically-held shares [Principle 1.4]

(1)	Policies on strategic shareholdings

TMC’s primary business is the manufacturing of automobiles, which requires comprehensive capacities and strengths that extend from raw materials to new technologies. TMC considers essential the cooperative relationships with numerous companies throughout the entire process of development, procurement, production, distribution and sales in order to prevail in global-scale competition and continue to grow over the long-term.

TMC therefore maintains strategic shareholdings based on a comprehensive consideration of business strategy and relationships with business partners as well as improvement of corporate value over the medium and long term.

(2)	Purposes and rationale of TMC’s strategic shareholdings

When necessary, TMC engages in constructive dialogue with the issuers of shares to encourage them to improve corporate value and achieve sustainable growth. These dialogues provide opportunities to share business challenges and address problem areas. The Board of Directors verifies the medium and long-term economic rationality and outlook of major strategic shareholdings from the perspective of risk and return, and provides concrete explanations of the purpose and rationale of the holdings.

(3)	Basic policy on the exercise of voting rights

1)	Basic thinking on the exercise of voting rights

TMC does not exercise voting rights as a mechanical yes or no decision based on formalized, short-term standards. Rather, decisions attempt to fully respect business policies and strategies of the issuer and facilitate the improvement of corporate value and shareholder profit over the medium and long-term.

2)	Process for exercising voting rights

In the exercise of voting rights, TMC confirms each item on the agenda, focusing on whether the proposal will contribute to the issuer’s development, whether it emphasizes the interests of shareholders, and whether it would result in antisocial actions. When necessary, it also performs detailed, individual investigations of the following matters, and engages in dialogue with the issuer before determining its support for a proposal (shareholder profit, increase in authorized capital, anti-takeover measures, realignment of businesses etc.).

Transactions with related parties [Principle 1.7]

TMC complies with the procedures set forth in the Companies Act regarding conflict-of-interest transactions with officers, and all transactions with non-director senior managing officers and managing officers require reporting to and approval of the Board of Directors.

With regard to procurement, production, distribution, and sales transactions, Toyota Code of Conduct requires compliance with all relevant laws and ordinances, transactions based on mutual trust and mutual benefit for TMC and the counterparty, and open, fair and free competition. These principles apply to transactions even if the counterparty is a major shareholder.

All relevant business units formulate their own guidelines and other procedural documents based on this policy, and take care to ensure that transactions with related parties do not harm the interests of the company or the common interests of all shareholders.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors	Greater than or equal to 20%, less than 30%

[Description of Major Shareholders]

Name of Shareholders	Number of Shares Held (Shares)	Ownership Interest (%)
Japan Trustee Services Bank, Ltd.	358,791,830	10.60
Toyota Industries Corporation	224,515,684	6.63
The Master Trust Bank of Japan, Ltd.	149,005,368	4.40
Nippon Life Insurance Company	120,390,590	3.56
State Street Bank and Trust Company (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	115,230,946	3.40
DENSO CORPORATION	86,513,366	2.56
JPMorgan Chase Bank, N.A. (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	73,483,892	2.17
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	66,933,269	1.98
Trust & Custody Services Bank, Ltd.	64,005,356	1.89
Mitsui Sumitomo Insurance Company, Limited	62,063,595	1.83

Existence of Controlling Shareholders (excluding parent company)	—
Existence of Parent Company	None

Supplementary Information

The information set forth in this Description of Major Shareholders section is dated as of March 31, 2016. In addition to the above, TMC owns 300,321,622 of its own shares as treasury stock.

3.	Business Attributes

Stock exchange and section	Tokyo: 1st Section, Nagoya: 1st Section, Sapporo: Existing Market, Fukuoka: Existing Market
Fiscal year end	End of March
Line of business	Transportation equipment
Number of employees at the end of the previous fiscal year (consolidated)	Greater than 1000 persons
Sales during the previous fiscal year (consolidated)	Greater than JPY 1 trillion
Number of consolidated subsidiaries at the end of the previous fiscal year	Greater than 300 companies

4.	Guidelines for measures to protect minority shareholders in the event of transactions with controlling shareholders

-

5.	Other particular conditions that may materially affect corporate governance

Daihatsu Motor Co., Ltd. and Hino Motors, Ltd. are listed subsidiaries of TMC in which it holds the majority of the total issued and outstanding shares. While TMC continues to maintain a close cooperative relationship with these two companies, it respects the independence of their business activities.

II.     Corporate Governance System of Management Business Organization, Etc. for Management Decision-making, Execution of Duties and Management Audit

1.	Organization structures and organizational operations

Organizational form	Company with an Audit & Supervisory Board

[Members of the Board of Directors]
Number of Members of the Board of Directors pursuant to the Articles of Incorporation	20 persons
Term of Members of the Board of Directors pursuant to the Articles of Incorporation	1 year
Chairperson of the Board of Directors	Chairman (excluding concurrently serving as President)
Number of Members of the Board of Directors	11 persons
Election of Outside Members of the Board of Directors	Elected
Number of Outside Members of the Board of Directors	3 persons
Established number of Independent Members of the Board of Directors within the Outside Members of the Board of Directors	3 persons

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*)
		a	b	c	d	e	f	g	h	i	j	k
Ikuo Uno	Comes from other company								Δ
Haruhiko Kato	Comes from other company								¡
Mark T. Hogan	Comes from other company

*	Selected the relevant “Relationship with the Company”
*	¡ indicates the relevant item that the person falls under as of “today or recently.” Δ indicates the relevant item that the person falls under as of “previously.”
*

● indicates the relevant item that the person’s close family member falls under as of “today or recently.” ▲ indicates the relevant item that the person’s close family member falls under as of “previously.”

a	A management executive officer of the listed company or its subsidiary
b	A management executive officer or non-management executive director of a parent company of the listed company
c	A management executive officer of a subsidiary of a parent company of the listed company
d	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship
e	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship
f	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer
g	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)
h	A management executive officer of entity with whom the listed company has a business relationship (does not fall under d, e, and f) (only with respect to the person)
i	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)
j	A management executive officer of an entity to whom the listed company makes a donation
k	Other

Relationship with the Company (2)

Name	Independent Member of the Board of Directors	Supplementary Information	Reason for election as Outside Member of the Board of Directors (and the reason for designation as an Independent Member of the Board of Directors if so designated)
Ikuo Uno	¡	TMC’s current Outside Member of the Board of Directors, Mr. Ikuo Uno, formerly served as an executive of Nippon Life Insurance Company. A summary of the business transactions entered into between TMC and Nippon Life Insurance Company has been omitted, since TMC has determined that the size and nature of the business transactions should not influence the judgment of shareholders and investors.

In order to reflect his broad experiences and insight in his field of expertise in TMC’s management decision-making.

Designated as an Independent Member of the Board of Directors of TMC as he would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Haruhiko Kato	¡	TMC’s current Outside Member of the Board of Directors, Mr. Haruhiko Kato, concurrently serves as an executive of Japan Securities Depository Center, Inc. A summary of the business transactions entered into between TMC and Japan Securities Depository Center, Inc. has been omitted, since TMC has determined that the size and nature of the business transactions should not influence the judgment of shareholders and investors.

In order to reflect his broad experiences and insight in his field of expertise in TMC’s management decision-making.

Designated as an Independent Member of the Board of Directors of TMC as he would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Name	Independent Member of the Board of Directors	Supplementary Information	Reason for election as Outside Member of the Board of Directors (and the reason for designation as an Independent Member of the Board of Directors if so designated)
Mark T. Hogan	¡	—

In order to reflect his broad experiences and insight in his field of expertise in TMC’s management decision-making.

Designated as an Independent Member of the Board of Directors of TMC as he would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Establishment or non-establishment of an optional committee which corresponds to the Nominating Committee or Compensation Committee	Established

Status of establishment of an optional committee, members of the committee, and attributes of the chairperson of the committee

	Name of the Committee	Total Number of Members	Number of Full-time Members	Number of Inside Members of the Board of Directors	Number of Outside Members of the Board of Directors	Number of Outside Experts	Number of Others	Committee Chair (Chair-person)
Optional Committee Corresponding to the Nominating Committee	Executive Appointment Meeting	4	—	3	1	—	—	Inside Member of the Board of Directors
Optional Committee Corresponding to the Compensation Committee	Executive Compensation Meeting	4	—	3	1	—	—	Inside Member of the Board of Directors

Supplementary Information

-

[Auditors]

Establishment or non-establishment of an Audit & Supervisory Board	Established
Number of Audit & Supervisory Board Members pursuant to the Articles of Incorporation	7 persons
Number of Audit & Supervisory Board Members	6 persons

Cooperative relationships between Audit & Supervisory Board Members, Independent Accountants, and Internal Audit Division

Audit & Supervisory Board Members periodically receive reports from Independent Accountants on audit plans, methods and results of auditing at meetings of the Audit & Supervisory Board. They also hold meetings and exchange their opinions as they consider necessary concerning auditing in general.

As for internal auditing, a specialized independent department evaluates the effectiveness of internal controls over financial reporting. Audit & Supervisory Board Members receive reports from the department on audit plans, methods and results of auditing periodically or whenever necessary.

Election or non-election of Outside Audit & Supervisory Board Members	Elected
Number of Outside Audit & Supervisory Board Members	3 persons
Established number of Independent Audit & Supervisory Board Members within the Outside Audit & Supervisory Board Members	3 persons

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*)
		a	b	c	d	e	f	g	h	i	j	k	l	m
Yoko Wake	Academic
Teisuke Kitayama	Comes from other company										Δ
Hiroshi Ozu	Attorney-at-law

*	Selected the relevant “Relationship with the Company”
*	¡ indicates the relevant item that the person falls under as of “today or recently.” Δ indicates the relevant item that the person falls under as of “previously.”
*

● indicates the relevant item that the person’s close family member falls under as of “today or recently.” ▲ indicates the relevant item that the person’s close family member falls under as of “previously.”

a	A management executive officer of the listed company or its subsidiary
b	A non-management executive director or accounting advisor of the listed company or its subsidiary
c	A management executive officer or non-management executive director of a parent company of the listed company
d	An Audit & Supervisory Board Member of a parent company of the listed company
e	A management executive officer of a subsidiary of a parent of the listed company
f	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship
g	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship
h	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer
i	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)
j	A management executive officer of entity with whom the listed company has a business relationship (does not fall under f, g, and h) (only with respect to the person)
k	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)
l	A management executive officer of an entity to whom the listed company makes a donation
m	Other

Relationship with the Company (2)

Name	Independent Audit & Supervisory Board Member	Supplementary Information	Reason for election as Outside Audit & Supervisory Board Members (and the reason for designation as an Independent Audit & Supervisory Board Member if so designated)
Yoko Wake	¡	—

In order to receive advice based on her broad experiences and insight in her field of expertise.

Designated as an Independent Audit & Supervisory Board Member of TMC as she would be able to undertake audits from a fair and neutral perspective because she is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and she does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Teisuke Kitayama	¡	TMC’s current Outside Audit & Supervisory Board Member, Mr. Teisuke Kitayama, formerly served as an executive of Sumitomo Mitsui Banking Corporation. A summary of the business transactions entered into between TMC and Sumitomo Mitsui Banking Corporation has been omitted, since TMC has determined that the size and nature of the business transactions should not influence the judgment of shareholders and investors.

In order to receive advice based on his broad experiences and insight in his field of expertise.

Designated as an Independent Audit & Supervisory Board Member of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Name	Independent Audit & Supervisory Board Member	Supplementary Information	Reason for election as Outside Audit & Supervisory Board Members (and the reason for designation as an Independent Audit & Supervisory Board Member if so designated)
Hiroshi Ozu	¡	—

In order to receive advice based on his broad experiences and insight in his field of expertise.

Designated as an Independent Audit & Supervisory Board Member of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

[Independent Members of the Board of Directors / Audit & Supervisory Board Members]

Number of Independent Members of the Board of Directors/Audit & Supervisory Board Members	6 persons

Other matters relating to Independent Members of the Board of Directors / Audit & Supervisory Board Members

All Outside Members of the Board of Directors / Audit & Supervisory Board Members that qualify as Independent Members of the Board of Directors / Audit & Supervisory Board Members have been designated as Independent Members of the Board of Directors / Audit & Supervisory Board Members.

[Incentives]

Implementation of measures on incentive allotment to Members of the Board of Directors	Adoption of stock option plans

Supplementary Information

TMC had granted stock options up to and including August 2010, but have not made such offerings since 2011.

Grantees of stock options	Members of the Board of Directors (other than Outside Members of the Board of Directors), Employees, Members of the Board of Directors of subsidiaries, Employees of subsidiaries and Others

Supplementary Information

The Grantees of stock options listed above are those who hold unexpired options that were granted to them up to and including August 2010.

[Remuneration for Members of the Board of Directors]

Disclosure Status (of individual Member of the Board of Directors remuneration)	Only a portion of remuneration is individually disclosed.

Supplementary Information

Names and details of those who receive, in aggregate, consolidated remuneration of one hundred million Japanese yen or more will be disclosed on an individual basis in annual securities reports.

Annual securities reports and business reports are also made available for public inspection on TMC’s Internet website.

Existence of guidelines for the amount and calculation method of remuneration	Yes

Information regarding guidelines for the amount and calculation method of remuneration

Remuneration for Members of the Board of Directors was set at 130 million yen or less per month, pursuant to the resolution of the 107th Ordinary General Shareholders’ Meeting held on June 17, 2011. In addition, the amount of Audit & Supervisory Board Members’ remuneration was set at 30 million yen or less per month, pursuant to the resolution of the 104th Ordinary General Shareholders’ Meeting, held on June 24, 2008. For basic policy on remuneration, please refer to “TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information.”

[Support System for Outside Members of the Board of Directors (Outside Audit & Supervisory Board Members)]

Full-time Audit & Supervisory Board Members, Members of the Board of Directors and others disclose adequate information to Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members, such as by giving prior explanations on agenda items to be proposed to the Board of Directors. In addition, the Audit & Supervisory Board Office has been established as a specialized independent organization to assist the Audit & Supervisory Board Members.

2. Matters pertaining to functions relating to the execution of duties, audit and supervision, appointment and decisions regarding remuneration, etc. (Outline of the current corporate governance system)

[System regarding Members of the Board of Directors]

With respect to the system regarding members of the Board of Directors, TMC has comprehensively considered and appointed the right person for the right position to make appropriate and prompt decision-making. TMC believes that it is important to elect individuals that comprehend and engage in the manufacturing of ever-better cars and problem solving based on the actual situation on-site (Genchi Genbutsu) that TMC emphasizes, and contribute to decision-making aimed at sustainable growth into the future.

At the 109th Ordinary General Shareholders’ Meeting held in June 2013, three Outside Members of the Board of Directors were appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process, and all of them are registered as independent officer with the relevant financial instruments exchanges. TMC considers the appointment of Outside Members of the Board of Directors as independent officer in accordance with requirements for Outside Members of the Board of Directors set forth in the Companies Act and independence standards established by the relevant financial instruments exchanges. TMC’s Outside Members of the Board of Directors advise it in its management decision-making process based on their broad experiences and insight in their respective fields of expertise, independently from management structure.

[Execution of operations and supervision]

Under the Board of Directors, the “Corporate Planning Committee” considers growth strategies that weave in TMC’s contributions to various social issues and TMC promotes on a company-wide basis CSR and enhancement of corporate value as part of business operations. As part of management of operations, the “Corporate Governance Committee” deliberates the corporate governance structure that executes such strategies.

Furthermore, TMC has an “International Advisory Board” consisting of advisors from each region overseas, and, as appropriate, receives advice on a wide range of management issues from a global perspective. In addition, TMC deliberates on and monitors management and corporate activities based on views of various stakeholders through a wide variety of bodies for deliberations, including the “Labor-Management Council, the Joint Labor-Management Round Table Conference.”

The state of internal audits are reported to Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members) through the Audit & Supervisory Board and the “Corporate Governance Committee,” and the status of accounting audits is reported by Independent External Auditors to the Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members) through the Audit & Supervisory Board. To enhance the system for internal audits, a specialized organization made independent of direct control by the management evaluates the effectiveness of the system to secure the appropriateness of documents regarding financial calculation and other information in accordance with Section 404 of the U.S. Sarbanes Oxley Act and Article 24-4-4 (1) of the Financial Instruments and Exchange Law of Japan.

In order to enhance the reliability of the financial reporting of TMC, the three auditing functions — audit by Audit & Supervisory Board Members, internal audit, and accounting audit by Independent External Auditors — aid in conducting an effective and efficient audit through meetings held periodically and as necessary to share information and come to understandings through discussion on audit plans and results.

[System regarding Audit & Supervisory Board Members]

TMC has adopted an Audit & Supervisory Board system. Six Audit & Supervisory Board Members (including three Outside Audit & Supervisory Board Members) play a role in TMC’s corporate governance efforts by undertaking audits in accordance with the audit policies and plans determined by the Audit & Supervisory Board. In appointing Audit & Supervisory Board Members, TMC has appointed individuals who have broad experiences and insight in their respective fields of expertise and can advise management from a fair and neutral perspective, as well as audit the execution of business.

TMC has appointed three Outside Audit & Supervisory Board Members, all of whom are registered as independent officers with the relevant financial instruments exchanges. TMC considers the appointment of Outside Audit & Supervisory Board Members in accordance with requirements for Outside Audit & Supervisory Board Members set forth in the Companies Act and independence standards established by the relevant financial instruments exchanges.

[Limited liability agreements]

TMC has entered into limited liability agreements with Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members pursuant to Article 427, Paragraph 1 of the Companies Act to limit the amount of their liabilities stipulated in Article 423, Paragraph 1 of the Companies Act to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

3.	Reason for the selection of the current corporate governance system

TMC believes it is important to put in place a system that enables customer opinions and on-site information to be swiftly communicated to management in order to make a prompt management decision, and enables it to review whether such management decisions are accepted by its customers and society. TMC believes that its current system, involving the supervision and auditing of the execution of business by its Board of Directors (including Outside Members of the Board of Directors) and Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members), is the most appropriate system.

III.    Implementation of measures for shareholders and other stakeholders

1.	Approach toward the vitalization of General Shareholders’ Meeting and the facilitation of exercise of voting rights

Supplementary Information
Early distribution of notice of convocation of General Shareholders’ Meeting	In connection with Ordinary General Shareholders’ Meetings, TMC distributes the notice of convocation of General Shareholders’ Meeting at an early date prior to the date of the meeting and posts the notice of convocation on its homepage prior to the distribution.

Scheduling of General Shareholders’ Meeting avoiding the date on which General Shareholders’ Meeting of companies are concentrated	TMC convenes General Shareholders’ Meeting avoiding the date on which General Shareholders’ Meeting of companies are most and second most concentrated on.

Exercise of voting rights by electronic means	TMC enables shareholders to exercise voting rights on the Internet.

Measures aimed at participation in electronic voting platforms and other improvements in voting environments geared towards institutional investors	TMC participates in an electronic voting platform for institutional investors operated by ICJ Corporation.

Provision of summary English-language convocation notices	TMC creates English-language convocation notices, and makes them available on both its company homepage as well as within electronic voting platforms for institutional investors.

2.	IR activities

	Supplementary Information	Explanation by representative members of the board
Convene periodic briefing for individual investors	In addition to convening briefings a few times a year (not regularly scheduled), on the exclusive site for individual investors, the operating summary and business activities are clearly disclosed.	No

Convene periodic briefing for analysts and institutional investors	Explaining financial results and business strategies of the relevant business year every quarter. Also convenes business briefings (unscheduled) concerning the medium- and long-term direction of the business.	Yes

Convene periodic briefing for foreign investors	Explaining financial results and business strategies of the relevant business year by visiting foreign investors and holding conference calls every quarter. In addition, business briefings (unscheduled) concerning the medium- and long-term direction of the business are convened in the United States and in Europe.	Yes

Disclosure of IR documents on the website	In addition to legal disclosure documents such as annual securities reports, reference materials for earnings results briefings, etc. are timely disclosed as well. TMC works to enhance its information services by distributing videos of TMC’s press conferences, such as announcements of new model launches.	—

IR related divisions (personnel)	TMC maintains IR personnel in the Accounting Division and Public Affairs Division, and offices resident IR personnel in New York and London.	—

Other	Implementing one-on-one meetings with investors, plant tours, etc.	—

3.	Activities concerning respect for stakeholders

Supplementary Information
Setting forth provisions in the internal regulations concerning respect for the stakeholders’ position	For sustainable development, TMC has engaged in management emphasizing all of its stakeholders, and worked to maintain and develop favorable relationships with its stakeholders through open and fair communication. This philosophy is outlined and disclosed in the CSR Policy “Contribution towards Sustainable Development.”

Promotion of environmental preservation activities and CSR activities	TMC has long engaged in business with the idea of corporate social responsibility (“CSR”) in mind. This idea is clarified in the CSR Policy “Contribution towards Sustainable Development,” and it clearly conveys TMC’s basic policies concerning CSR to both internal and external stakeholders. Regarding the environment, TMC has positioned it as a top management priority and adopted the “Toyota Earth Charter” in 1992. TMC created the “Toyota Environmental Action Plan” that sets forth mid-term targets and action plans on a global basis, and promotes continuous environmental preservation activities. In 2015, TMC developed the “Toyota Environmental Challenge 2050,” aiming as a long-term initiative to establish a society where humans, cars and nature coexist in harmony. As for philanthropic activities, TMC newly adopted the “Basic Philosophy and Policy on Philanthropic Activities” in 2005 in light of the global expansion of its business and the increasing societal expectations towards Toyota. TMC vigorously promotes philanthropic activities according to local conditions in each country and region in order to contribute to the development of a prosperous society and to promote its continuous development. These CSR activities are disclosed in the report titled “Sustainability Report.”

Establishment of policy concerning disclosure of information to stakeholders	TMC has engaged in timely and fair disclosure of corporate and financial information as stated in the CSR Policy “Contribution towards Sustainable Development.” In order to ensure the accurate, fair, and timely disclosure of information, TMC has established the Disclosure Committee chaired by an officer of the Accounting Division. The Committee holds regular meetings for the purpose of preparation, reporting and assessment of its annual securities report and quarterly report under the Financial Instruments and Exchange Law of Japan and Form 20-F under the U.S. Securities Exchange Act, and also holds extraordinary committee meetings from time to time whenever necessary.

Others

[Independent Action Plan to Increase Opportunities for Women]

Since TMC began full-scale hiring of women for office and technical positions in 1992 as part of its HR policy to respect diversity, it has focused on various actions aimed at enhancing and strengthening support for working mothers from the standpoint of long-term employment and human resource development. As a result of these actions, the turnover rate for women in office and technical positions has declined in the last ten years (from 5.8% in fiscal year ended March 31, 2003 to 1.2% in fiscal year ended March 31, 2014), and the number of female managers has steadily increased (from 7 in 2003 to 135 in 2016).

Supplementary Information
Currently, activities center around further promotion of women in the workforce, taking further actions to enhance and strengthen the following activities, with the aim of encouraging female workers to return to work early from maternity leave in order to minimize career delay after taking long-term maternity leave.

<<Main Activities>>

[Hiring]

▪   Higher new employee hiring rates for female graduates

Stronger hiring efforts are being made to achieve employment and manager position ratios for women in office and technical positions that are equivalent to the ratio in the relevant labor market over the mid- to long-term (office: 40%, technical: 10%).

Hiring results in 2015 for office positions were 41% and for technical positions were 13%.

▪   Conduct mid-career hiring of female employees under “Positive Action Employment”

(Hiring results in fiscal year ended March 31, 2015: about 50 employees)

[Expansion of policies providing support for working while raising a family and improving workplace environment for early return to work]

▪  In-house child care facilities (in 3 locations) and measures to support child rearing under review

▪   Expansion of maternity leave (a maximum of 2 years as opposed to 1 year in principle as designated by law)

▪  Expansion of systems to allow shorter work hours (as late as until the child reaches 4th grade as opposed to until three years old as designated by law) and working at home

▪  Introduction of work leave in order to take care of a sick or injured child (until the child reaches 4th grade as opposed to until pre-school as designated by law)

▪  Permitting working at home all day (if the employee comes to the office two hours a week, she can work the rest of the time at home) (until the child reaches one year old)

▪   Providing support for childcare costs (babysitter cost, transportation cost for families living far away and child-care facility cost) (until the child reaches one year old)

[Formation of career consciousness at an early stage and systematic and thorough human resource development]

▪  Establish and carry out tailored career plans for women which take into account individual office/technical worker’s life events

▪   Provide support for creating networks among women in office and technical positions through meetings and SNS

▪  Establishment of the “Sodatete Net” website offering information for women striving to achieve a balance between working and parenting as well as career formation

▪  Introduce role models (senior female employees) who play active roles in the Company

▪   Hold pre-maternity leave seminars for women about to take leave, their spouses and their respective supervisors

▪  Introduction of the Pro Career Comeback System for the rehiring of employees who resign when a spouse is transferred, etc.

Supplementary Information

[Others]

▪   Continuing participation in the “Toyota Group Female Engineer Fund / Foundation”

In order to increase female students in science, during the last fiscal year female engineers at the Company visited middle and high schools to speak about the appeals of their jobs.

(Visited 24 schools with 5,000 students participating)

Scholarship of 600,000 yen per year was provided to 129 students at 36 universities nationwide.

<<Target to appoint women to managers>>

Through the efforts above, TMC aims to triple the number of female managers by 2020 and achieve a five-fold increase by 2030 compared to 2014 when the target was set.

[Appointment of female managers]

As of the filing date of this report, Yoko Wake is the only female out of eleven Members of the Board of Directors and six Audit & Supervisory Board Members.

IV.    Basic Approach to Internal Control System and its Development

1.	Basic Policy Regarding the System to Secure the Appropriateness of Business

Basic understanding of system to ensure appropriateness of business operations

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

System to ensure the appropriateness of business operations and outline of implementation status of such systems

TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the “Basic Policies on Establishing Internal Controls.” Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Corporate Governance Meetings and the Board of Directors’ meetings.

(1)	System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)    TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Members of the Board of Directors.

2)    TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)    TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the Corporate Governance Meeting and other meetings.

[Implementation status]

1)    TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Code of Ethics,” etc., and all executives have been familiarized with these provisions. The relevant laws and regulations and the Articles of Incorporation that executives are to observe are listed in manuals distributed to all executives. Newly appointed executives undergo compliance education using these manuals when they assume office.

2)    In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders’ Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors

3)    TMC deliberates on important topics pertaining to corporate ethics, compliance and risk management as well as responses thereto at Corporate Governance Meetings chaired by Chief Risk Officer (CRO) for the purpose of comprehensively identifying risks to business activities and initiating preventive actions.

(2)	System to retain and manage information relating to the execution of the duties of Members of the Board of Directors

[System]

Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

[Implementation status]

In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision-making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including management of confidentiality, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries.

(3)	Rules and systems related to the management of risk of loss

[System]

1)    TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)    TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)    TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)    As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

[Implementation status]

1)    Budget is allocated to each organizational unit assigned to administer each expense item, and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies.

2)    To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries as necessary. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made.

Processes of TMC and its key subsidiaries are being documented as required by law, and the effectiveness of internal control systems with respect to financial statements is evaluated. The effectiveness of the disclosure process is also evaluated.

3)    Regional CROs have been appointed to develop and oversee risk management systems for their respective regions under the supervision of CRO, who is responsible for global risk management of safety, quality, environmental and other risks. The organizational units responsible for risk management have established systems to collaborate with other regions, and these systems are reviewed and reinforced as necessary.

4)    To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group companies and their suppliers, and TMC.

(4)	System to ensure that Members of the Board of Directors exercise their duties efficiently

[System]

1)    TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)    Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers.

3)    TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

[Implementation status]

1)    TMC formulates a “Global Corporate Hoshin” each year as a long-term management policy establishing the general direction in which TMC should proceed that year to realize the long-term aims articulated in the Global Vision. Policies are then put into practice at each level of TMC’s organization and these policies are managed consistently with the Global Corporate Hoshin.

2)    TMC has established product-based in-house companies, and adopted a field-oriented Group-wide organization in which each region, function and process is regarded as a “Group/Region” within which the in-house companies and individual “divisions” play key roles in executing operations. Utilizing a system in which vice presidents make management decisions and oversee the execution from a medium- to long-term perspective while presidents, responsible officers and lower management oversee the execution of operations for each business unit, region and function, TMC is striving to strengthen its supervision over the execution of businesses and to accelerate operational decision-making and execution.

The presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and vice presidents and higher management are supervising these efforts.

3)    TMC has established an “International Advisory Board” to obtain advice and information from an outside perspective, and utilizing them in the consideration of approaches to management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)    TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)    TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Corporate Governance Meeting and other meetings.

3)    TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its Compliance Hotline that TMC established outside the company, as well as through other channels.

[Implementation status]

1)    TMC has worked to “visualize” operations by clarifying the responsibilities of each organizational unit, and is fostering a workplace culture for quickly discovering and resolving problems by genchi genbutsu and making “kaizen” (improvements) to prevent recurrences.

2)    TMC has been providing education to a wide range of employees including newly hired employees to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company.

Each organizational unit inspects its compliance framework in its key risk areas and undertakes efforts to make improvements. The outcome of these efforts is reported at Corporate Governance Meetings.

3)    TMC has established a Compliance Hotline to enable employees to consult with outside attorneys about problems and questions concerning compliance. TMC (secretariats and relevant organizational units) conducts investigations of the facts and takes necessary measures once attorneys inform TMC of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

[System]

To share Toyota’s management principles, TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries, and develop and maintain a sound environment of internal controls for the business group by also promoting its management principles through exchanges of personnel.

In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

1.      System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries

TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC’s Board of Directors’ meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

2.      Rules and systems related to the management of risk of loss at subsidiaries

TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks. TMC will discuss significant matters and measures at the Corporate Governance Meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

3.      System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently

TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business.

4.      System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC’s Corporate Governance Meeting and other meetings.

TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company and cover its subsidiaries in Japan and other channels.

[Implementation status]

TMC has extended the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries, and is providing direction to ensure that these principles are suitably incorporated into the management philosophies and behavioral guidelines of its subsidiaries.

TMC is managing its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ finance and management and the roles of the division responsible for the subsidiaries’ business activities. TMC keeps tab on its subsidiaries to ensure they recognize their reporting obligations to public offices and the laws and regulations applicable to their operations.

1.    TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC’s Board of Directors’ meetings in accordance with TMC’s standards stipulating matters to be discussed at the Board of Directors.

2.    TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed as necessary at Corporate Governance Meetings as well as at the Board of Directors’ meetings in accordance with the standards stipulating matters to be discussed at the Board of Directors.

3.    TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary.

4.    TMC examines significant risk areas to ensure that each subsidiary’s systems for compliance are adequate and undertakes activities to improve these systems and reports the outcomes of these activities at its Corporate Governance Meetings.

       TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries. Furthermore, TMC conducts special audits as needed, as well as direct audits according to the subsidiary-accounting-audit-plan that is formulated every year, and the outcomes of these audits are reported to the relevant executives at TMC. TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures are taken. Matters consulted with the whistleblower offices are also reported to the relevant executives at TMC.

(7)

System concerning employees who assist the Audit & Supervisory Board Members when required; System concerning independence of the said employees from Members of the Board of Directors; and System to ensure the effectiveness of instructions from the Audit & Supervisory Board Members to the said employees

[System]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

[Implementation status]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. Prior consent of Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office.

(8)	System concerning a report to Audit & Supervisory Board Members and System to ensure that a person who has made the said report does not receive unfair treatment due to the making of said report

[System]

1)    Members of the Board of Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to TMC and its subsidiaries is discovered, they will report the matter to the Audit & Supervisory Board Members immediately.

2)    Members of the Board of Directors, Senior Managing Officers, Managing Officers, and employees will report on the business upon requests by the Audit & Supervisory Board Members periodically and as needed, and Members of the Board of Directors, etc. of subsidiaries will report as necessary. In addition, Members of the Board of Directors, Senior Managing Officers, Managing Officers, and employees will report to Audit & Supervisory Board Members on the significant matters that have been reported to the whistleblower offices established by TMC or its subsidiaries.

3)    TMC will maintain internal rules stipulating that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

[Implementation status]

1)    Members of the Board of Directors, Senior Managing Officers, Managing Officers, employees, and TMC’s subsidiaries are required to properly submit business reports to Audit & Supervisory Board Members, and to immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries.

2)    TMC regularly reports to the Audit & Supervisory Board Members on the matters reported to or consulted with the Compliance Hotline, the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan, and the whistleblower offices established by its subsidiaries.

3)    TMC has established provisions in its rules on whistleblowing to ensure that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

(9)

Policies on prepaid expenses for the execution of the duties of the Audit & Supervisory Board Members, on expenses for procedures for repayment and the execution of other relevant duties, or on debt processing

[System]

Regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps to secure the amount that the Audit & Supervisory Board Members deem necessary. TMC will also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps.

[Implementation status]

TMC has taken appropriate budgetary steps as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken.

(10)	Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively

[System]

TMC will ensure that the Audit & Supervisory Board Members attend major Executives’ Meetings, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts.

[Implementation status]

TMC ensures that Audit & Supervisory Board Members attend major executive-level meetings and that important Company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members and Accounting Auditor to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary.

2.	Basic Policy and Preparation towards the Elimination of Antisocial Forces

(1)	Basic Policy for Elimination of Antisocial Forces

Based upon the “Guiding Principles at Toyota” and the “Toyota Code of Conduct,” TMC’s basic policy is to have no relationship with antisocial forces. TMC will take resolute action as an organization against any undue claims and actions by antisocial forces or groups, and has drawn the attention of such policy to its employees by means such as clearly stipulating it in the “Toyota Code of Conduct.”

(2)	Preparation towards Elimination of Antisocial Forces

1)	Establishment of Divisions Overseeing Measures Against Antisocial Forces and Posts in Charge of Preventing Undue Claims

TMC established divisions that oversee measures against antisocial forces (“Divisions Overseeing Measures Against Antisocial Forces”) in its major offices as well as assigned persons in charge of preventing undue claims. TMC also established a system whereby undue claims, organized violence and criminal activities conducted by antisocial forces are immediately reported to and consulted with Divisions Overseeing Measures Against Antisocial Forces.

2)	Liaising with Specialist Organizations

TMC has been strengthening its liaison with specialist organizations by joining liaison committees organized by specialists such as the police. It has also been receiving guidance on measures to be taken against antisocial forces from such committees.

3)	Collecting and Managing Information concerning Antisocial Forces

By liaising with experts and the police, Divisions Overseeing Measures Against Antisocial Forces share up-to-date information on antisocial forces and utilize such information to call TMC’s employees’ attention to antisocial forces.

4)	Preparation of Manuals

TMC compiles cases concerning measures against antisocial forces and distributes them to each department within TMC.

5)	Training Activities

TMC promotes training activities to prevent damages caused by antisocial forces by sharing information on antisocial forces within the company as well as holding lectures at TMC and its group companies.

V.	Others

1.	Matters regarding defense against a takeover bid

Matters regarding defense against a takeover bid        None

Supplementary Information

No measures to defend against a takeover bid are scheduled to be adopted.

2.	Matters regarding other corporate governance systems, etc.

Company Structure and Procedures Regarding Timely Disclosure

The following describes Toyota’s company structure and procedures regarding the timely disclosure of Company information.

(Guiding Principles)

Toyota practices its guiding principle of disclosing operating results, business and financial information in a timely and appropriate manner. Such guiding principles are set forth in the CSR Policy “Contribution towards Sustainable Development.”

(Disclosure Committee and its Purpose)

Toyota has established a Disclosure Committee that is chaired by the officer responsible for the accounting division in an effort to ensure that the information disclosed is accurate, fair and timely.

The Disclosure Committee meets periodically to draft, report and assess annual and quarterly reports prepared pursuant to the Japanese Financial Instruments and Exchange Act, and annual reports prepared pursuant to the U.S. Securities Exchange Act of 1934, as amended. The Disclosure Committee also holds meetings on an ad hoc basis as necessary.

(Procedures of the Disclosure Committee)

The Disclosure Committee performs the following procedures:

(1)	Collection of information

Collect information of Toyota and its subsidiaries that may be subject to disclosure based on the materiality standards set forth by the Disclosure Committee through periodic and timely communications with the heads of the relevant divisions responsible for information disclosure.

(2)	Assessment of material information to be disclosed

Assess disclosure of collected information based on applicable laws, regulations and guidelines, such as stock exchange rules, the Japanese Financial Instruments and Exchange Act, and the U.S. Securities Exchange Act.

(3)	Disclosure based on assessment

Based on the assessment made above, disclose information in a timely manner. When necessary, a report to the company representative and certification procedures on the disclosure documents will precede the disclosure. The Audit & Supervisory Board Members (or the Audit & Supervisory Board) may receive reports from the Disclosure Committee as necessary and may provide opportunities for reporting and Q & A sessions with company representatives.

(4)	Ensuring of appropriate information collection and disclosure procedures

Make further efforts to enhance the company structure pertaining to timely and fair disclosure: the internal auditing division assesses the overall information disclosure process, and independent external auditors and outside legal counsel provide support in establishing disclosure controls and procedures, and offer guidance on the sufficiency and appropriateness of the disclosure information.

(5)	Provision of company regulation

Details of the procedures and the organizational structure mentioned above are stipulated in the Company’s internal disclosure guidelines.